November 1, 2019

VIA EDGAR

David M. Plattner

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	OncoSec Medical Incorporated
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on October 18, 2019 by Alpha Holdings, Inc. and Alpha Biolabs, Inc.
File No. 000-54318

Ladies and Gentlemen:

On behalf of Alpha Holdings, Inc. and Alpha Biolabs, Inc. (collectively “Alpha”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 30, 2019 (the “Comment Letter”), to Greg Kramer, Esq. relating to the above referenced PREC14A preliminary proxy statement filing made on Schedule 14A(the “Preliminary Proxy Statement”). In connection with this response to the Comment Letter, Alpha is contemporaneously filing via EDGAR an amendment to the Preliminary Proxy Statement (“Amendment No.1”), responding to the Staff’s comments in the Comment Letter and updating the Preliminary Proxy Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.1. References herein to page numbers are to page numbers in Amendment No.1.

The following are Alpha’s responses to the Comment Letter. Alpha’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with Alpha’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of the Amended Preliminary Proxy Statement which is marked to show changes from the initial filing of the Preliminary Proxy Statement.

Schedule 14A

Letter to Stockholders

1.	We note the disclosure that states, “Accordingly, the New Investors collectively will have the right to nominate a majority of the directors out of a total of nine directors on the Board.” Please revise the disclosure to be precise about the terms of the Purchase Agreements and to clarify that while the potential may exist for the New Investors ultimately to nominate a majority of directors, there is uncertainty in that regard. Please revise the similar disclosure on page 5 as well.

Response:

Alpha has revised this disclosure in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

November 1, 2019

Background to the Solicitation, page 4

2.	We note the reference to OncoSec and Alpha Holdings, Inc. entering into the Alpha Transaction Agreement on August 31, 2018. Disclosure on page 2 indicates that the date of the agreement was September 4, 2018. Please reconcile.

Response:

Alpha has revised the disclosure on page 2 to indicate that the date of the agreement was August 31, 2018.

Reasons for the Solicitation, page 5

3.	In your disclosure regarding the “Go Private Provision” on page 7, please address the Company’s argument, made in its press release of October 21, that such provision merely establishes CGP’s right to make an offer at a certain price, and that such provision creates a favorable pricing floor and does not create a pricing ceiling.

Response:

The disclosure regarding the “Go Private Provision” on page 7 has been revised to address the Company’s argument made in its press release of October 21, 2019.

4.	We note that the disclosure on page 8 refers to the “proposed” License Agreement. However, it appears that the License Agreement will become effective regardless of whether or not the Proposed Transaction is approved by stockholders. Please revise the disclosure accordingly, or advise us as to why characterizing the License Agreement as “proposed” is appropriate.

Response:

Alpha has revised the disclosure on page 8 by deleting “proposed.”

5.	We note that the disclosure on page 8 regarding the Services Agreement states that OncoSec “intends to enter into” the Services Agreement. Please revise the disclosure to reflect the fact that the Services Agreement has in fact been entered into. We also note that, similar to the License Agreement, it appears that the Services Agreement will become effective regardless of whether or not the Proposed Transaction is approved by stockholders.

Response:

Alpha has revised the disclosure on page 8 by replacing “intends to enter into” with “entered into.”

Solicitation of Proxies, page 14

6.	We note the disclosure that states that proxies may be solicited by, among other means, telegraph. Please advise us as to whether the reference to telegraph is accurate, or delete it.

Response:

Alpha has revised the disclosure on page 14 by deleting “telegraph.”

U.S. Securities and Exchange Commission

November 1, 2019

Certain Information Regarding Alpha and Their Affiliates, page 18

6.	Please provide all information required by Item 5(b) of Schedule 14A.

Response:

Alpha does not believe Item 5(b) of Schedule 14A is applicable. Item 5(b) of Schedule 14A is only with respect to any solicitation subject to Rule 14a-12(c). Rule 14a-12(c) relates to:

“Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions.”

Alpha’s opposition to the solicitation is not related to the election or removal of directors at any annual or special meeting of security holders. Nevertheless, Alpha has provided the information required by Item 5(b) of Schedule 14A.

* * * * *

Should any member of the staff have any questions or comments concerning the foregoing, please contact either Greg Kramer at (212) 835-4819 or Simin Sun at (713) 547-2131.

Very truly yours,

/s/ Hee Do Koo
Hee Do Koo